SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_____________

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended    December 31, 2012

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from __________ to __________

Commission file number    1-724

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:  PVH Associates Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: PVH Corp., 200 Madison Avenue, New York, New York 10016

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PVH ASSOCIATES INVESTMENT PLAN

Date: June 28, 2013	By: /s/ Dana M. Perlman
Dana M. Perlman
Member of Plan Committee

ANNUAL REPORT ON FORM 11-K ITEM 4

PVH ASSOCIATES INVESTMENT PLAN

FINANCIAL STATEMENTS

December 31, 2012 and 2011

ANNUAL REPORT ON FORM 11-K ITEM 4

PVH ASSOCIATES INVESTMENT PLAN

TABLE OF CONTENTS

December 31, 2012 and 2011

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5
Supplemental Schedule
Schedule H, Line 4i--Schedule of Investments Held at Year End at Fair Value	14

Report of Independent Registered Public Accounting Firm

Administrative Committee of the Plan
PVH Associates Investment Plan

Report on the Financial Statements

We have audited the accompanying financial statements of the PVH Associates Investment Plan (the “Plan”), which comprise the statements of net assets available for benefits as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year then ended December 31, 2012 and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Plan management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control.  Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Report of Independent Registered Public Accounting Firm

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011 and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Report on Supplemental Information

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedule of investments held at year end at fair value as of December 31, 2012, referred to as “supplemental information,” is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

New York, NY
June 26, 2013

PVH ASSOCIATES INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2012 and 2011

	2012	2011
Assets

Cash	$ 948,007	$ 993,049
Participant directed investments, at fair value	338,351,821	274,934,044
Receivables:
Notes from participants	6,383,447	5,474,359
Due from broker	231,651	291,562
Contributions, employer	-	4
Contributions, employee	-	7

Total receivables	6,615,098	5,765,932

Total assets	345,914,926	281,693,025

Liabilities

Due to broker	853,453	984,607
Other payable	-	40

Total liabilities	853,453	984,647

Net assets available for benefits at fair value	345,061,473	280,708,378

Adjustment from fair value to contract value for
interest in common/collective trust relating to
fully benefit-responsive investment contracts	(1,208,966)	(1,023,049)

Net assets available for benefits	$ 343,852,507	$ 279,685,329

The accompanying notes are an integral
part of these financial statements

PVH ASSOCIATES INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2012

Additions

Contributions:
Employer, net of forfeitures	$ 9,758,378
Employees	22,256,462
Rollovers	1,947,882
Total contributions	33,962,722
Investment income:
Dividend income	4,875,257
Common collective trust interest	401,446
Interest income	1,230
Total investment income	5,277,933

Interest income on notes receivable from participants	252,638

Total additions	39,493,293

Deductions

Payments to participants	25,526,598

Total deductions	25,526,598

Net realized and unrealized appreciation
of investments	50,200,483

Net increase in net assets available for benefits	64,167,178

Net assets available for benefits at beginning of year	279,685,329

Net assets available for benefits at end of year	$ 343,852,507

The accompanying notes are an integral
part of these financial statements

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2012 and 2011

1.           Description of the Plan

On November 15, 2011, the Phillips-Van Heusen Corporation Associates Investment Plan was amended to change the plan name to the PVH Associates Investment Plan (“the Plan”).  The following description of the Plan provides only general information.  Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

Trustee and Recordkeeper

The Plan’s trustee is Charles Schwab Bank (the “Trustee”).  The Plan’s recordkeeper is Schwab Retirement Plan Services Company.

General

The Plan is a defined contribution plan covering salaried or clerical hourly, warehouse, distribution, and United States retail field employees of PVH Corp. (the “Company”) who are at least age 21 or older, have completed the earlier of; at least three consecutive months of service and are regularly scheduled to work at least 20 hours per week; or have completed at least 1,000 hours of service during the first 12 months of employment or in any subsequent calendar year.  The Plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participants may contribute up to 25% of pre-tax annual compensation, as defined by the Plan, limited to $17,000 and $16,500 per annum for the 2012 and 2011 plan years, respectively.  In addition, eligible participants who have attained the age of 50 before the close of the plan year are eligible to make “catch-up” contributions up to $5,500 for the 2012 and 2011 plan years.  The Company matches 100% of the first 1% of eligible compensation that a participant contributes to the Plan, plus 50% of the next 5% of eligible compensation contributed by the participant.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings.  Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Vesting

Amounts attributable to employee contributions and the allocated earnings thereon are immediately vested.  All participants become 100% vested in Company contributions and the allocated earnings thereon after two years of service.  If associates were part of the Tommy Hilfiger USA, Inc. 401(k) Profit Sharing Plan, they become 33% vested after one year of service and 100% vested after two years of service.  Upon death, permanent disability, or reaching age 65, participants or their beneficiaries become 100% vested in Company contributions.

Investment Options

Upon enrollment in the Plan, a participant may direct employee or Company contributions into any one of four pre-mixed asset allocation models or any of 11 individual investment options.  A participant may contribute a maximum of 25% of employee contributions for PVH Corp. Common Stock.

Notes Receivable from Participants

Participants may borrow from the Plan, with certain restrictions, using their vested account balance as collateral. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of (i) $50,000 reduced by the participant’s highest outstanding loan balance during the previous 12 months, or (ii) 50% of the vested value of the participant’s account. Interest is fixed for the term of the loan at the prime rate plus 1%. Loan repayments are made through payroll deductions, which may be specified for a term of 1 to 5 years or up to 15 years for the purchase of a primary residence.  Upon termination of employment, a participant is given 90 days to repay the loan in full before it is considered to be in default. Delinquent loans are considered to be distributions based on the terms of the Plan document.  Participant loans are measured as the unpaid principal balance plus any accrued but unpaid interest.

At December 31, 2012, outstanding notes receivable from participants totaled $6,383,447, with maturity dates through 2027 at interest rates ranging from 4.25% to 10.0%.

Forfeitures

Contributions made on behalf of non-vested or partially vested employees who have terminated are retained by the Plan and are used to reduce the Company’s future matching contributions.  In 2012 and 2011, forfeitures of $294,669 and $500,458, respectively, were used by the Plan to reduce the Company’s matching contributions.  At December 31, 2012 and 2011 cumulative forfeited non-vested accounts totaled $91,265 and $110,806, respectively.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Payment of Benefits

Participants electing final distributions will receive payment in the form of a lump sum amount equal to the value of their vested account unless the participant notifies the Company of their intent to receive all or a portion of their balance in the form of shares of the PVH Corp. Common Stock.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.           Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan were prepared using the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expenses

Substantially all administrative expenses are paid by the Company.

Investments

Investments are included in the accompanying financial statements at fair value.  See Note 4 for additional information.  Purchases and sales of securities are reflected on a trade date basis.  All assets of the Plan are held by the Trustee and are segregated from the assets of the Company.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

In accordance with accounting guidance for defined contribution plans, investments in benefit-responsive investment contracts must be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through common/collective trusts.  The Statements of Net Assets Available for Benefits present the fair value of the investments in the common/collective trusts as well as the adjustment of the investment in the common/collective trust from fair value to contract value relating to the investment contracts.  The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Reclassifications

For comparative purposes, certain prior period amounts have been reclassified to conform to the current year’s presentation.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued interest.

Recent Accounting Guidance

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amends ASC 820, Fair Value Measurement and Disclosures.   ASU 2011-04 requires the categorization by level in the fair value hierarchy of items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2.  In addition, ASU 2011-04 provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements.  ASU 2011-04 requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationship between those inputs.  Such disclosures are not required for items for which fair value is based on NAV.  The new guidance was effective for reporting periods beginning after December 15, 2011.  The adoption did not have a material effect on the Statements of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

3.           Transactions with Parties-in-Interest

During the year ended December 31, 2012, the Plan purchased 39,134 and sold 94,215 shares of the Company’s common stock.  The Plan received $94,347 during 2012 from the Company as payment of dividends on its common stock.  During the year ended December 31, 2011, the Plan purchased 63,100 and sold 98,145 shares of the Company’s common stock and received $99,658 from the Company as payment of dividends on its common stock.

4.           Fair Value Measurements

The FASB defines fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants at the measurement date.  The guidance establishes a three level fair value hierarchy that prioritizes the inputs used to measure fair value.  The three levels of the hierarchy are defined as follows:

Level 1 – Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that management has the ability to access at the measurement date.

Level 2 – Observable inputs other than quoted prices included in Level 1, including quoted prices for identical assets or liabilities in inactive markets, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability, and inputs derived principally from or corroborated by observable market data.

Level 3 – Unobservable inputs reflecting management’s own assumptions about the inputs that market participants would use in pricing the asset or liability based on the best information available.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The following tables set forth the financial assets of the Plan by level within the fair value hierarchy, as of December 31, 2012 and 2011:
		Fair Value Measurements at
		December 31, 2012
Asset Category	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Common Collective Trust Funds:(1)
Stable Value	$ 42,871,890	$ -	$ 42,871,890	$ -
U.S. Equity Index	14,519,770	-	14,519,770	-
Mutual Funds:(2)
U.S. Equity	105,890,011	105,890,011	-	-
International Equity	38,332,568	38,332,568	-	-
Fixed Income	37,365,540	37,365,540	-	-
Balanced	27,801,745	27,801,745	-	-
Real Estate	5,933,509	5,933,509	-	-
PVH Corp. Common Stock(3)	65,635,440	65,635,440	-	-
Money Market Funds(4)	1,348	-	1,348	-

Total Investments Measured at Fair Value	$ 338,351,821	$ 280,958,813	$ 57,393,008	$ -

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

		Fair Value Measurements at
		December 31, 2011
Asset Category	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Common Collective Trust Funds:(1)
Stable Value	$ 40,887,783	$ -	$ 40,887,783	$ -
U.S. Equity Index	12,849,033	-	12,849,033	-
Short-term Fixed Income	468,120	-	468,120	-
Mutual Funds:(2)
U.S. Equity	89,218,039	89,218,039	-	-
International Equity	28,737,097	28,737,097	-	-
Fixed Income	28,832,042	28,832,042	-	-
Balanced	23,110,167	23,110,167	-	-
Real Estate	5,109,799	5,109,799	-	-
PVH Corp. Common Stock(3)	45,560,366	45,560,366	-	-
Money Market Funds(4)	161,598	-	161,598	-

Total Investments Measured at Fair Value	$ 274,934,044	$ 220,567,510	$ 54,366,534	$ -

(1)
Valued at the net asset value of the fund(s), as determined by a pricing vendor or the fund family.  The Plan has no unfunded commitments related to these common collective trust funds.  These funds invest in (a) guarantee contracts and instruments, and (b) securities that make up the S&P 500 Index in the same proportion as the index, and (c) short-term fixed income securities issued by banks, corporations and the U.S. government.  These funds are redeemable on a daily basis without restriction.

(2)	Valued at the net asset value of the fund(s), as determined by the closing price in the active market in which the individual fund is traded.

(3)	Valued at the closing price of PVH common stock.

(4) Valued at the net asset value of the fund(s), as determined by a pricing vendor or the fund family.  The Plan has no unfunded commitments related to these funds.  These funds invest in short-term, high quality fixed income securities issued by banks, corporations and the U.S. government and maintain a constant $1 net asset value.  These funds are redeemable on a daily basis without restriction.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

5.           Investments

During 2012, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated in fair value by $50,200,483 as follows:

Mutual Funds	$ 20,331,352
PVH Corp. Common Stock	25,304,176
Common Collective Trust Funds	4,564,955

$ 50,200,483

Investments that represent 5% or more of the fair value of the Plan’s net assets at the end of the plan year are as follows:

	2012	2011

American Beacon Large Cap Value Fund	$ 38,193,829	$ 30,105,452
Dodge & Cox Balanced Fund	27,801,745	23,110,167
Growth Fund of America	-	28,254,624
Mainstay Large Cap Growth	34,124,929	-
Metropolitan West Total Return Bond Fund	37,365,540	28,832,042
PVH Corp. Common Stock	65,635,440	45,560,366
Thornburg International Value Fund	32,929,945	25,609,361
Wells Fargo Small Cap Value Fund	17,632,705	15,665,174
Wells Fargo Stable Return	42,871,890	40,887,783

6.           Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the Statements of Net Assets Available for Benefits.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

7.           Income Tax Status

The IRS has determined and informed the Company by a letter dated May 24, 2012, that the Plan and related trust are designed in accordance with applicable section of the Internal Revenue Code (“IRC”) and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The plan administrator believes that the Plan is currently designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believes that the Plan is qualified and the related is trust tax-exempt.

8.           Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2012 and 2011:

	2012	2011
Net assets available for benefits per the financial
statements	$ 343,852,507	$ 279,685,329
Amounts allocated to withdrawing participants	(882)	(403,461)
Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	1,208,966	1,023,049

Net assets available for benefits per the Form 5500	$ 345,060,591	$ 280,304,917

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 at December 31, 2012:
2012

Benefits paid to participants per the financial statements	$ 25,526,598
Add: Amounts allocated to withdrawing participants at
December 31, 2012	882
Less: Amount allocated to withdrawing participants at
December 31, 2011	(403,461)
Benefits paid to participants per the Form 5500	$ 25,124,019

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2012, but not yet paid as of that date.

SUPPLEMENTAL SCHEDULE

EIN: 13-1166910
Plan No: 007
PVH ASSOCIATES INVESTMENT PLAN

SCHEDULE H, LINE 4i--SCHEDULE OF INVESTMENTS HELD AT YEAR END
AT FAIR VALUE

December 31, 2012

		(c)
	(b)	Description of investment		(e)
(a)	Identity of issuer, borrower,	including maturity date, rate of	(d)	Current
	lessor or similar party	interest, collateral, par or maturity value	Cost	value

	American Beacon Funds	American Beacon Large Cap Value Fund;
		1,859,485.3670 shares	**	$ 38,193,829
	Dodge & Cox Funds	Dodge & Cox Balanced Fund;
		356,158.655 shares	**	27,801,745
	Federated Securities Corp.	Federated Capital Reserves Fund;
		1,347.79 shares	**	1,348
	Hartford Series Funds	Hartford HLS Small Cap Growth Fund;
		290,933.421 shares	**	7,314,066
	Lazard Funds	Lazard Funds Emerging Markets;
		269,726.534 shares	**	5,402,622
	Mainstay	Mainstay Large Cap Growth;
		4,319,611.288 shares	**	34,124,929
	Metropolitan West	Metropolitan West Total Return Bond
		Fund; 3,428,031.156 shares	**	37,365,540
	Neuberger & Berman	Neuberger & Berman Genesis Trust;
		170,175.259 shares	**	8,624,482
	State Street Global Advisors	State Street S&P 500 Index;
		338,700.918 shares	**	14,519,770
	Thornburg Investment	Thornburg International Value Fund;
	Management	1,172,301.364 shares	**	32,929,945
	Virtus Mutual Funds	Virtus Real Estate Securities;
		169,917.227 shares	**	5,933,510
	Wells Fargo Funds	Wells Fargo Small Cap Value Fund;
		546,073.230 shares	**	17,632,705
	Wells Fargo Funds	Wells Fargo Stable Return;
		878,223.52 shares	**	42,871,890
*	PVH Corp.	PVH Corp. Common Stock;
		591,257 shares	**	65,635,440

		Total investments, at fair value		$ 338,351,821

*	Notes Receivable from	Participant Notes Receivable maturing at
	Participants	various dates through 2027 and bearing
		interest at rates from 4.25% to 10.0%	**	$ 6,383,447
* Party in interest
** Cost information is not required for participant-directed investments and therefore is not included.

EXHIBIT INDEX

Exhibit No.

23.1	Consent of Independent Auditors